Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
Canada V6J 4S7
Item 2:	Date of Material Change
March 7, 2016
Item 3:	News Release
A news release announcing the material change was issued on March 7, 2016 through Canada Newswire and a copy was subsequently filed on SEDAR.
Item 4:	Summary of Material Change
Cardiome announced that it has filed a new prospectus supplement (the “LPC Prospectus Supplement”) pertaining to sales under the previously-announced Purchase Agreement dated January 12, 2016 (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) and a new prospectus supplement (the “ATM Prospectus Supplement”) pertaining to sales under the previously-announced At Market Sales Issuance Agreement dated February 18, 2014 (the “Sales Agreement”) with MLV & Co. LLC (“MLV”) with securities regulatory authorities in Canada, other than Québec, and in the United States with respect to its Canadian final base shelf prospectus and its U.S. final base shelf prospectus filed under a registration statement on Form F-10, each dated March 1, 2016.
Only as a result of the acquisition by FBR Capital Markets & Co. (“FBR”) of MLV, the Company also entered into an amended and restated Sales Agreement
Item 5:	Full Description of Material Change
5.1	Full Description of Material Change
Cardiome announced that it has filed the LPC Prospectus Supplement pertaining to sales under the previously-announced Purchase Agreement with LPC and the ATM Prospectus Supplement pertaining to sales under the previously-announced Sales Agreement with MLV with securities regulatory authorities in Canada, other than Québec, and in the United States with respect to its Canadian final base shelf prospectus and its U.S. final base shelf prospectus filed under a registration statement on Form F-10, each dated March 1, 2016 (together, the “Base Shelf Prospectuses”).
The LPC Prospectus Supplement and the ATM Prospectus Supplement are being filed as a result of the recent filing of the Base Shelf Prospectuses.
The Company plans to use the net proceeds from the financings, if any, for general corporate purposes. Additional information regarding these transactions are available in the LPC Prospectus Supplement and ATM Prospectus Supplement. No offers or sales of any common shares will be made to any person resident in Canada or through the facilities of the Toronto Stock Exchange or any other Canadian stock exchange or quotation system pursuant to the LPC Prospectus Supplement or the ATM Prospectus Supplement.

LPC Offering
Under the terms of the Purchase Agreement, at its sole discretion, Cardiome may sell up to an aggregate of US$20.0 million worth of its common shares, subject to a limit of US$6,900,000 under the LPC Prospectus Supplement, to LPC from time to time over the 24-month term of the Purchase Agreement, subject to the conditions and limitations set forth in the agreement. There are no upper limits to the price LPC may pay to purchase common shares from the Company and the purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. Cardiome may terminate the Purchase Agreement at any time, at its sole discretion, without any monetary cost or penalty to the Company upon one business day’s written notice to LPC. Under the terms of the agreement, LPC will not cause or engage, in any manner whatsoever, any direct or indirect short selling or hedging of Cardiome’s common shares and is obligated to purchase Cardiome’s common shares at such times and in such amounts as determined by the Company in accordance with the terms and conditions of the Purchase Agreement. In consideration for entering into the agreement, Cardiome has issued common shares to LPC as a commitment fee.
At-The-Market Offering
Only as a result of the acquisition by FBR of MLV, the Company has entered into an amended and restated Sales Agreement whereby the Company may sell common shares through both FBR and MLV as agents. Under the terms of the amended and restated Sales Agreement, the Company may from time to time sell, through “at-the-market” offerings with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to US $30,000,000 subject to a limit of US$6,900,000 under the ATM Prospectus Supplement. FBR and MLV, at Cardiome’s discretion and instruction, will use their commercially reasonable efforts to sell the common shares at market prices from time to time. Cardiome has not sold shares through MLV since the third quarter of 2015.
5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7:	Omitted Information
Not applicable.
Item 8:	Executive Officer
Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905
Item 9:	Date of Report
March 15, 2016.